

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 30, 2008

Mr. Steven J. Crowe
Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

      Re: **Chevron Corporation**
                   Form 10-K for Fiscal Year Ended December 31, 2007
                   Filed February 28, 2008
                   Form 10-Q for Fiscal Quarter Ended March 31, 2008
                   Filed May 8, 2008
                   File No. 1-00368

Dear Mr. Crowe:

      We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Statements of Income, page FS-9

General

1.	In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the terms "primarily," "partially," or "mainly" to describe changes, quantify, if material, the amount of the change that is attributable to the primary source you identify. As one example, in your discussion of "Operating, selling general and administrative expenses" on page FS-9, you state that the largest increases recorded were the cost of employee payroll and contract labor. Quantify the amount related to this increase. See Section III.D of SEC Release 33-6835 (May 18, 1989).

Controls and Procedures, page 35

2.	We note that you have limited your conclusion about the effectiveness of your disclosure controls and procedures to those which would make certain information known to your principal executive and principal financial officers.

	If you chose to describe particular aspects of disclosure controls and procedures that were effective, you should also indicate whether controls and procedures were effective in accomplishing the objectives referred to in the definition, including those which provide reasonable assurance that information required to be disclosed in your filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, as stipulated in Exchange Act Rule 13a-15(e).

	We have the same observation about the corresponding disclosure in your subsequent interim report. Tell us the extent to which your principal executive and financial officers determined that your disclosure controls and procedures were effective.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Financial Statements

Note 9 – Litigation, page 15

3.	We note your disclosure regarding your litigation before the Superior Court of Nueva Loja in Lago Agrio Ecuador, concerning damage to the environment from oil exploration and production operations. You state that the lawsuit lacks legal or factual merit, indicating that you have not accrued for this loss contingency.

However, you also state that a court appointed mining engineer has issued a report recommending that the court assess $8 billion, while also asserting that an additional $8.3 billion could be assessed, although you do not believe the engineer's report furnishes a basis for calculating your potential exposure in this case.

Tell us whether we have properly understood your disclosure, as it relates to your accounting, that you have determined the range of reasonably possible loss begins at zero and that no amount within this range appears as a better estimate than any other amount within the range, following the guidance in SFAS 5 and FIN 14.

If this is not the case, and you have established a liability for litigation in Ecuador, please submit details of your accounting, including a schedule showing all amounts accrued and the dates of those accruals. And in either case, submit details about your estimates of the ranges of reasonably possible loss at each interim and annual balance sheet date covering the last three fiscal years and subsequent periods.

Please include the ranges estimated, amounts assessed as probable, amounts assessed as remote, dates of significant events and explanations of factors that you relied upon in updating your estimates. It should be clear where the potential assessments amounting to $16.3 billion fall with respect to your estimate of the range of reasonably possible loss.

We would also like you to explain why this lawsuit was not disclosed in your Form 10-K for the fiscal year ended December 31, 2007, and to identify the specific factors arising in the subsequent period which triggered disclosure in your Form 10-Q.

<u>Engineering Comments</u>

<u>Business, page 3</u>

<u>Upstream – Exploration and Production, page 4</u>

4.   We note the table of net production of crude oil and natural gas liquids and natural gas by country. Please tell us if the production listed on this table represents only net sales volumes.

<u>Supplemental Information on Oil and Gas Producing Activities, page FS-61</u>

<u>Results of Operations for Oil and Gas Producing Activities, page FS-66</u>

5.   We note that you do not report an average natural gas sales price in Africa but on page 5 you report gas production and on page FS-70 you report proved natural gas reserves and gas production in Africa. Please tell us why you did not report an average natural gas sales price or revise your document as necessary. Please see Item 3.A.(i) of Industry Guide 2 and paragraph 16 of SFAS 69.

Reserve Quantity Information, page F-66

6.   Please tell us if you have attributed any volumes of oil and gas reserves to proved undeveloped reserves that will not be developed until 2013 and beyond. If so, please tell us the quantities per year, the location and the reasons these reserves will not be developed until after 2012.

7.   Please tell us if you have attributed any proved reserves from production sharing contracts that will not be produced until after the expiration of the production sharing contract. If so, please tell us the circumstances surrounding these estimates and why you believe they are consistent with the SEC's definition of proved reserves.

Net Proved Reserves of Natural Gas, page FS-70

8.   We note that your natural gas reserves in Africa, which represent almost 14% of your total natural gas reserves, have remained relatively flat while your production has declined almost 36% over two years. We also note that your reserve life is 118 years for your proved gas reserves in Africa and 43 years for your proved developed gas reserves and both values appear to be increasing due to declining production volumes. Please tell us the percentage of your proved natural gas reserves that you attribute to fuel gas in Africa and will not be sold. Please tell us how much gas you have utilized for fuel and how much you have flared in Africa for each of the last three years. Tell us if you have reduced your total reserves by the amount of gas that you estimate you will flare over the life of the reserves and how you make this determination.

9.   For the proved reserve gas volumes in Africa that will be sold please tell us if you have a definite market for the gas, how much is contracted for delivery into the market per year and for the life of the contracts and why production is declining if there is a market for the gas. In addition, please tell us how much gas you have sold in each of the last three years, if different than you report for gas production in the table on pages 5 and FS-70.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filings;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, petroleum engineer at (202) 551-3703 with questions about engineering comments. You may contact Donna Levy at (202) 551-3292 with questions about legal comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director